

May 16, 2013

Via E-mail
Mr. Michael D. Herman
Chief Executive Officer
Enservco Corporation
501 S. Cherry St., Suite 320
Denver, Colorado 80246

> **Re: Enservco Corporation**
> **Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-188148**

Dear Mr. Herman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering 30,770,397 shares of common stock for resale by the selling stockholders named in the prospectus. Given the size of the resale offering relative to the number of outstanding shares as of April 12, 2013 and that your Chief Executive Officer's equity interest in the Company is being registered in its entirety, we believe that this transaction may be an indirect primary offering by or on behalf of the registrant. Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering on behalf of the company. In your analysis, please consider the guidance set forth in the Division of Corporation Finance's Compliance and Disclosure Interpretation 612.09 (available at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm).

Selling Security Holders, page 16

2.   We note that you have blanks in your prospectus regarding beneficial ownership information included in footnotes 9, 14 and 16. Please fill in this information.

3.   Please disclose, if true, that the selling security holders referenced in footnotes 18 and 19 to your Selling Security Holders table at page 17 acquired their shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, please indicate that such selling shareholder is an underwriter.

Index to Exhibits, II-8

4.   Please review your exhibit list to confirm you have completely provided all required exhibits. As examples only, and not a complete list, please consider the following:

- Filing or incorporating by reference Exhibit 10.1 to your current report on Form 8-K filed May 2, 2013;

- Deleting references to exhibits being "intentionally omitted" (Exhibit 10.03 and footnote (1)) or clarifying the meaning of these references; and

- Providing as exhibits any relevant material agreements between the registrant and the warrant holders , including for example the warrant agreements and the registration rights agreement. Refer to Item 601(b)(10) of Regulation S-K.

In addition, where you are incorporating by reference from another filing, please indicate not only the filing but also the number of the exhibit that is being incorporated by reference. Please make appropriate revisions to your exhibits and exhibit list.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Theresa M. Mehringer